SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 540

Houston, Texas 77046

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

October 5, 2021

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Division of Corporation Finance

Attention: Karl Hiller

Re:	Sunnova Energy International Inc.

Form 10-K for the Fiscal Year ended December 31, 2020

Filed February 25, 2021

SEC File No. 001-38995

Dear Mr. Hiller:

Set forth below are the responses of Sunnova Energy International Inc., a Delaware corporation (the “Company” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2021 (the “Comment Letter”), with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on February 25, 2021 (the “2020 Form 10-K”). For the Staff’s convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the exact text of the Staff’s comments in bold text.

Form 10-K for the Fiscal Year ended December 31, 2020

Key Financial and Operational Metrics, page 71

1.

We note that you identify Adjusted Operating Cash Flow as a non-GAAP liquidity measure. However, relative to the corresponding GAAP measure, Net cash used in operating activities, it appears that you are adding back (and thereby excluding) costs associated with increases to the working capital accounts and derivative settlements, while also recharacterizing certain investing cash inflows (increasing your non-GAAP measure), e.g. proceeds from customer notes receivable; and showing a positive adjustment (also increasing your non-GAAP measure) for certain investing cash outflows, e.g. exclusivity and bonus payments made to dealers, which seems to have the effect of both designating a source that is not otherwise apparent and excluding the expenditure.

Please revise as necessary to comply with Item 10(e)(ii)(A) of Regulation S-K, which stipulates that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner.

As you appear to comingle activity pertaining to all three of the GAAP classifications of operating, investing and financing, it appears you would also need to relabel the measure, if retained, to adhere to Item 10(e)(ii)(E) of Regulation S-K and to reflect some manner of association with the various GAAP classifications.

Please disclose each of the GAAP measures for the principal categories of cash flows along with any non-GAAP liquidity measure that you choose to present.

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

RESPONSE: The Company acknowledges the Staff’s comment regarding its presentation of its non-GAAP liquidity measure Adjusted Operating Cash Flow, and confirms that it will exclude this measure from future filings with the Commission.

Note 2 Significant Accounting Policies

Dealer Commitments, page 103

2.

We note your disclosure indicating that you enter into exclusivity and other similar agreements with certain dealers pursuant to which you agree to pay an incentive if such dealers install a certain minimum number of solar energy systems within specified periods. You explain that these incentives are recorded in your other assets account and are amortized to general and administrative expense over an average of 23 years based on the terms, or duration of the customer agreements.

However, you have disclosure on page 6, referring to an arrangement with Lennar Corporation, in which the counterparty has agreed to engage you or your subsidiaries exclusively as their solar and storage service provider, and has extended to you the opportunity to leverage its existing customer relationships by offering solar service agreements to customers who do not yet have a solar energy system. You also have disclosure on pages 9 and 10, describing an arrangement with Trinity Solar, Inc., involving exclusivity and requiring bonus payments over a four-year period, and indicating that you have similar arrangements with several other key dealers.

Please describe any distinction that you make for payments made to the counterparties in these arrangements based on their nature, e.g. incentive vs. exclusivity, in determining whether the payments should be capitalized as incremental costs of obtaining a contract pursuant to FASB ASC 340-40-25, or other guidance.

Tell us the numbers and values of new contracts each period for (i) contracts associated with the incentive structures and (ii) contracts attributable to relationships based on exclusivity; and explain your rationale for amortizing exclusivity payments over an average of 23 years based on the terms of customer agreements, rather than terms reflecting the periods of exclusivity, or expensing the amounts as incurred.

RESPONSE:

Dealer Incentive Agreements

The agreements that the Company has with Trinity Solar, Inc. (“Trinity”) and other dealers (but not with Lennar Corporation (“Lennar”)) are incentive agreements whereby the Company pays the dealer certain amounts in exchange for the dealer contractually agreeing to obtain new customer contracts for Sunnova and complete a certain number or value of solar energy systems to be placed-in-service over a set period of time. These incremental payments to dealers are tied to the achievement of certain customer origination targets and require that (in most cases) these dealers also work exclusively with Sunnova in their respective markets. In addition, there are provisions for refunds to Sunnova or netting mechanisms in the following year if such targets are not achieved by the dealer. Under certain of these incentive agreements, the dealer has additionally agreed to originate the majority of its business through Sunnova’s platform with limited rights of termination, subject to certain exclusions. In contrast, the exclusivity agreement with Lennar does not provide termination rights or similar exclusions.

For accounting purposes, the Company treats the amounts it pays under the incentive agreements described above the same and capitalizes these costs as costs to obtain a contract, which is classified in other long-term assets on the Company’s consolidated balance sheets. The Company capitalizes these costs under FASB ASC 340-40-25-1, Other Assets and Deferred Costs, Recognition, as these amounts represent incremental costs of obtaining a contract with a customer that the Company expects to recover over the term of the customer contract, typically 25 years. These incremental costs of obtaining a contract would not have been incurred if the contract with the customer had not been obtained.

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

FASB ASC 340-40-25-4 provides a practical expedient that permits an entity to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. However, the initial term of the Company’s customer contracts is typically 25 years. These payments represent costs to obtain that initial customer contract; thus, we amortize these costs over that initial contract term, which is using an estimated life under a portfolio view and have estimated the weighted average life for these contracts as 23–24 years from the calculation.

Supplemental Information Requested by the Staff

In response to the Staff’s request and pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are furnishing to the Staff by supplemental letter the numbers and values of new contracts each period for (i) contracts associated with the incentive structures and (ii) contracts attributable to relationships based on exclusivity. We hereby request that this information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of Sunnova. We are also requesting that the Freedom of Information Act officer accord the supplemental letter furnished in connection with this letter (but not, for the avoidance of doubt, the responses set forth in this letter) confidential treatment under the Commission’s rules.

SunStreet Acquisition from Lennar

In February 2021, the Company entered into an agreement to acquire SunStreet Energy Group, LLC (“SunStreet”) from a subsidiary of Lennar. In April 2021, the Company acquired SunStreet, Lennar’s residential solar platform, in exchange for shares of the Company’s common stock, comprised of shares issued as initial consideration at closing, subject to purchase price adjustment, and additional shares issuable as earnout consideration on certain anniversaries after closing.

The SunStreet acquisition closed on April 1, 2021, and the Company disclosed in its Form 10-Q for the second quarter of 2021 the accounting for the acquired business, which included estimating the fair value of the assets acquired and liabilities assumed, including intangibles. As part of the SunStreet acquisition, the Company entered into an agreement pursuant to which it would be the exclusive residential solar and storage service provider for Lennar’s new home communities with solar across the U.S. for a period of four years. The exclusivity agreement with Lennar differs from the agreements with the Company’s dealers described above in that the exclusivity agreement with Lennar was part of consideration for the overall acquisition of its solar platform business, thus the Company followed FASB ASC 805, Business Combinations, and does not provide termination rights or exclusions except to the extent Sunnova breaches the contract by failing to meet its performance criteria. Additionally, there were no additional payments to be made under the exclusivity agreement following the acquisition closing, and any incremental payments after the closing will be made pursuant to the earnout (in shares of the Company’s common stock).

Note 3 Property and Equipment, page 111

3.	We note that you depreciate your solar energy systems over 35 years while your PPA’s and lease agreements generally have 25 year terms.

Tell us how you considered the remaining economic utility of your solar energy systems at the end of the lease agreements in determining the depreciation timeframe, including your assessment of each of the following concerns –

•	the potential obsolescence of your systems and your limited history of renewals, as disclosed in your risk factors on page 32;

•	the ability to re-market a 25 year-old solar energy system in the event that the customer does not renew the lease;

•

the recoverability of amounts capitalized as solar energy system costs related to construction and installation, which would have little if any utility if the system is removed and reinstalled else-where at the end of the original lease term; and

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

•	with respect to your lease and PPA renewal projections, whether a customer would agree to re-lease or enter into another PPA for a system with diminished utility.

RESPONSE: The Company acknowledges the Staff’s comment and submits that, in concluding a 35-year useful life is appropriate for the crystalline silicone solar modules used by the Company, the Company considered (a) available information related to the technology currently being employed in the solar energy systems and expected degradation rates, (b) the terms of the solar leases that have a 25-year term with two five-year renewal options and (c) expectations of a future market for renewal. We reviewed numerous published and online sources from academia, government institutions and private industry and held discussions with certain manufacturers of our solar energy systems to support our estimates, including the remaining economic utility of its solar energy systems at the end of an initial 25-year term.

35-Year Estimated Useful Life

FASB ASC 360, Property, Plant and Equipment, requires that the lives used in computing depreciation be based on estimates of the period over which the assets will be of economic benefit to the entity or the period over which an asset is expected to contribute directly or indirectly to future cash flows. Accordingly, the Company has determined that a solar energy system asset can be used economically by one or more users to generate energy for at least 35 years.

The Company defines the useful life of a solar energy system as the duration for which a solar module operates at or above 80% of its initial power output, which the Company understands is the generally accepted standard used by government, academia and the solar industry. Notably, solar module manufacturers typically guarantee at least 80% of nameplate power at 25 years,1 and many of Sunnova’s manufacturers guarantee above this level. It is the Company’s view, based on discussions with certain manufacturers and private industry, that degradation below this threshold does not materially affect the utility of the solar energy systems to customers.2 As such, with respect to the Company’s lease and PPA renewal projections, the Company does not believe the limited diminished utility of this nature would prevent an existing customer from renewal or a new customer from entering into another contract for the same system despite this limited diminished utility.

The Company assumes a linear degradation profile of its solar modules. The Company’s literature review suggests that solar modules typically are considered to degrade linearly with time.

In evaluating the useful life of its solar modules, the Company notes that 100% of its solar modules during the periods presented in its 2020 Form 10-K are crystalline silicon solar modules, which may have a different useful life from other photovoltaic technologies. Solar modules may utilize photovoltaic technologies other than crystalline silicon, such as thin-film technologies based on amorphous silicon, cadmium telluride and copper indium gallium diselenide. Solar modules utilizing different photovoltaic technologies may have different useful lives. As a result, when estimating the economic life of the solar energy systems, the Company’s analysis of literature focused on the appropriate useful life for the specific photovoltaic technology used in its solar energy systems: crystalline silicon.

The Company respectfully directs the Staff to an article published in February 2016 and sponsored by the National Renewable Energy Laboratory (“NREL”) entitled Compendium of Photovoltaic Degradation Rates (the “NREL survey”). The NREL survey aimed to provide a comprehensive summary of degradation rate literature for photovoltaic solar modules. The NREL survey reviewed more than 200 outstanding studies published over 40 years on degradation rates observed in the field across 40 countries. Within the NREL survey’s data set, more than 110 studies and 1,700 data points across a range of operating environments were related to crystalline silicon solar modules (i.e., the technology used by the Company in its solar energy systems). The NREL survey’s analysis showed that crystalline silicon solar modules have exhibited a median degradation rate of 0.5% per annum. Using the estimated linear degradation factor of 0.5% per annum suggests that the duration for which a crystalline silicon solar module operates at or above 80% of its initial power output, and therefore the assumed useful life of the crystalline silicon solar module, would be 40 years.

[1]

See Compendium of Photovoltaic Degradation Rates (“Most commonly, PV module manufacturers guarantee against this loss at 80% of nameplate power after 25 years whether in a stepped or linear fashion.”).

[2]	See Photovoltaic Degradation Rates – An Analytical Review (noting that “[t]ypically, a 20% decline is considered a failure”).

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

Other studies suggest newer solar modules may have a slower degradation rate than older panels, which the Company believes to be reasonable based on new and improved module technology entering the market over time. The Company notes that all of its solar modules were installed in 2011 or later. Nevertheless, the Company opted to utilize what it considers to be a more conservative median degradation rate to support its useful life analysis of 35 years.

Potential Risks Identified by the Company’s Risk Factors and the Staff

FASB ASC 360-10-35-4 states that “[t]he cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility.” Because the Company intends to seek contract renewal or remarketing to a subsequent customer at the end of the initial 25-year contract term, the Company has determined that the period over which services are obtained from the solar energy system assets is the full 35-year useful life.

While obsolescence due to changes in technology or regulation is a realistic risk to that expectation, the Company does not believe obsolescence is the most likely outcome for solar power technology. Power generated by solar is the same commodity as power generated by other sources. Although new technology may improve upon power generation, it is not expected to fully replace and render obsolete distributed solar power generation (even on a 25-year timeframe) given the limited degradation of solar modules described above. To the extent that a future pronounced technological advancement renders existing solar energy systems obsolete, the Company will reassess the useful economic lives of its systems.

Similarly, while customer nonrenewal is a risk, limited degradation rates also suggest the potential for contract renewal or remarketing to a subsequent customer. Given that the Company has not reached the end of any 25-year customer contracts at this point, it cannot predict for certain the final percentage of customers who will elect to renew or its ability to re-market a solar module that is not renewed. However, in the absence of such data, the Company assumes it is more likely than not that either customers will exercise their renewal option or the Company will be able to re-market a solar module. For the Company’s current life to date, it has experienced more than 5,000 solar energy system transfers to new homeowners; of these, more than 97% have successfully transferred to the new homeowner. In evaluating a renewal option, customers would likely also consider, among other factors, the performance of the system relative to future power prices, which are influenced by factors such as inflation, regulatory pressure, tax policy, technological advancement, transition to new generation sources, and other factors. While it is possible that power prices may decline over the initial contract term, data from the U.S. Energy Information Administration shows that domestic residential power prices have tended to increase over the last 20 years.3 The Company would be able to offer a power source with limited additional capital investment by the Company or effort or expense by the customer, which may further improve the attractiveness of contract renewal or remarketing.

The Company acknowledges the Staff’s observation that amounts capitalized as solar energy system costs related to construction and installation may have limited utility if the system is removed and reinstalled elsewhere at the end of the original lease term. However, if the original contract is renewed or replaced without removal, that investment would not be lost. The Company believes that customers will be incentivized to continue using equipment that is already installed on their property. Additionally, as discussed above, it is reasonable to assume re-marketing would occur in the future, as the price of electricity from a solar panel will continue to be cost competitive relative to the grid.

Based on the above, the Company believes 35 years is a reasonable assumption for both the useful life of its solar energy systems and the depreciation timeframe. The Company has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of the third-party publications referenced that support the basis for a 35-year life.

[3]

See Electricity Residential Price: U.S. Average, available at https://www.eia.gov/outlooks/steo/data/browser/#/?v=21&f=A&s=0&start=1997&end=2022&map=&maptype=0&ctype=linechart&linechart=ESRCU_US (charting rising residential energy costs since the year 2000).

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

Note 9 Derivative Instruments, page 126

4.

We note your disclosure on page 16 indicating that you have hedged a portion of the state renewable energy certificates (SRECs) that you expect to earn from the production of energy by your solar systems under fixed price forward contracts. Please provide us with the underlying hedge documentation that you prepared to comply with FASB ASC 815-20-25-3, pertaining to 2020; and the disclosures regarding these contracts that you propose to comply with FASB ASC 815-10-50.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that it does not account for the fixed price forward contracts for solar renewable energy certificates (SRECs) as either cash flow hedges or fair value hedges. The fixed price forward contracts for SRECs do not qualify as derivative instruments under FASB ASC 815-10-15-83. Accordingly, no hedge documentation is required under FASB 815-20-25-3 and no disclosure of the fixed price forward contracts for SRECs is required under FASB ASC 815-10-50.

The Company often enters into fixed price forward contracts to deliver a portion of the expected SREC production. The forward contracts require the Company to physically deliver the SRECs upon settlement. Thus, the Company recognizes the related revenue under FASB ASC 606, Revenue from Contracts with Customers, upon satisfaction of the performance obligation, which is the transfer of the SRECs to the stated counterparty. The Company’s accounting policy for SRECs and the fixed price forward contracts is disclosed in Note 2, “Significant Accounting Policies,” to the Consolidated Financial Statements contained in its 2020 Form 10-K. While the fixed price forward contracts serve as an economic hedge against spot price fluctuations for the SRECs, the contracts do not qualify for hedge accounting under FASB ASC 815 and the Company did not account for these hedges as either cash flow hedges or fair value hedges. The Company will clarify in its future disclosure that these contracts are not designated as cash flow hedges or fair value hedges under accounting guidance.

5.

Please expand your disclosures to describe the derivative contracts and any hedging arrangements associated with the derivative breakage fees from financing structure changes mentioned on page 71, along with the circumstances that have precipitated the charges and your accounting and presentation policy.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will update its future disclosure to further explain its policy when it discloses derivative breakage fees.

The Company includes disclosures about its derivative contracts in Note 9, “Derivative Instruments,” to the Consolidated Financial Statements contained in the 2020 Form 10-K. The Company’s derivative instruments include interest rate swaps and interest rate caps described in Note 9, “Derivative Instruments,” to the Consolidated Financial Statements contained in the 2020 Form 10-K. These derivative instruments serve as economic hedges of the interest payments associated with certain of the Company’s floating-rate debt facilities. None of these derivative contracts are designated as accounting hedges; accordingly, the related realized and unrealized gains and losses are recorded in the Consolidated Statements of Operations as a component of interest expense.

The Company has entered into floating-for-fixed rate interest rate swaps and interest rate caps relating to borrowings under its floating-rate debt facilities. These economic hedges settle either monthly or quarterly, depending on the interest payment date for the related debt. Accordingly, the realized gains or losses are not tied to a financing structure change.

Separately, the Company periodically refinances borrowings under its floating-rate debt facilities by issuing long-term, fixed-rate asset-backed or loan-backed debt securities. Once the refinancing occurs, the floating-for-fixed rate economic hedges described above that the Company had in place for the refinanced borrowings are no longer needed because the Company has transitioned to fixed-rate debt. Typically, these financing structure changes occur when the Company closes on a securitization of solar leases and power purchase agreements or solar loans, which may occur once per quarter or more frequently. At the time of the financing structure change, the economic hedges are either in-the-money or out-of-the money, and the Company either receives funds or pays funds to settle and exit the contract, which we describe as “derivative breakage fees”. The receipts or payments associated with exiting these derivative contracts in connection with refinancings are considered “derivative breakage fees from financing structure changes,” which were previously disclosed in the Company’s non-GAAP liquidity measure “Adjusted Operating Cash Flows.” As discussed above, the Company will no longer disclose the non-GAAP liquidity measure “Adjusted Operating Cash Flows.”

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

The following table presents the portions of the total realized gains or losses by the Company from its derivatives that are (a) specifically related to the breakage fees from changes in its financing structures and (b) not related to changes in financing structures, each as described above. The Company currently discloses total realized (gain) loss on derivatives in Note 9, “Derivative Instruments,” to the Consolidated Financial Statements contained in its 2020 Form 10-K.

Sunnova Energy International Inc. and Consolidated Subsidiaries

Summary of Derivative Breakage Fees and Realized Gain/Loss on Derivatives

For the twelve months ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(in thousands)
Derivative breakage fees from financing structure changes	$48,672	$12,080	$(17,793)
Realized (gain) loss on derivatives not related to financing structure changes	2,654	1,115	789

Total realized (gain) loss on derivatives	$51,326	$13,195	$(17,004)

If you have any questions with respect to the foregoing, or if any additional information is required by the Staff, please contact Travis Wofford of Baker Botts L.L.P. at (713) 229-1315.

Sincerely,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Robert Lane, Sunnova Energy International Inc.

Josh Davidson, Baker Botts L.L.P.